# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Helius Medical Technologies, Inc., CIK 0001610853
CUSIP: 42328V876
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, PENNSYLVANIA, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002088599

## Reporting persons
- Solana Rocket Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,040,871; sole dispositive power 0; shared dispositive power 4,040,871; aggregate amount beneficially owned 4,040,871 (9.99% of the class)
  Comment: Note to Rows 6,8 and 9: The amount beneficially owned consists of (i) 3,887,319 shares of Common Stock, (ii) certain pre-funded warrants to purchase up to 10,936,107 shares of Common Stock, and (iii) certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (together, the "Warrants"), all of which are held directly by Solana Rocket Holdings Limited. Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket Holdings Limited and, as such, may be deemed to beneficially own the securities reported herein. As a result of the Beneficial Ownership Blocker (as defined in Item 4), beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 4,040,871 shares of Common Stock calculated as described herein as of September 24, 2025.
  
  Note to Row 11: The percentage of beneficial ownership is calculated based on (i) 40,295,612 shares of Common Stock outstanding as of September 24, 2025, which is provided by the Issuer to the Reporting Persons, and (ii) 153,552 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket Holdings Limited, which reflects the Beneficial Ownership Blocker.
- CHUNG Wai Shing: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,040,871; sole dispositive power 0; shared dispositive power 4,040,871; aggregate amount beneficially owned 4,040,871 (9.99% of the class)
  Comment: Note to Rows 6,8 and 9: The amount beneficially owned consists of (i) 3,887,319 shares of Common Stock, (ii) certain pre-funded warrants to purchase up to 10,936,107 shares of Common Stock, and (iii) certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (together, the "Warrants"), all of which are held directly by Solana Rocket Holdings Limited. Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket Holdings Limited and, as such, may be deemed to beneficially own the securities reported herein. As a result of the Beneficial Ownership Blocker (as defined in Item 4), beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 4,040,871 shares of Common Stock calculated as described herein as of September 24, 2025.
  
  Note to Row 11: The percentage of beneficial ownership is calculated based on (i) 40,295,612 shares of Common Stock outstanding as of September 24, 2025, which is provided by the Issuer to the Reporting Persons, and (ii) 153,552 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket Holdings Limited, which reflects the Beneficial Ownership Blocker.

## Item 1. Issuer
Name of issuer: Helius Medical Technologies, Inc.
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, PENNSYLVANIA, PA, 18940

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Solana Rocket Holdings Limited, a British Virgin Islands business company ("Solana Rocket"), and Mr. CHUNG Wai Shing, an individual (collectively, the "Reporting Persons"). Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket. As a result, Mr. CHUNG Wai Shing may be deemed to share voting and dispositive power with respect to the securities held by Solana Rocket. An agreement between the Reporting Persons to file this Schedule 13G jointly is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: The principal business address for both Reporting Persons is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.
Citizenship:
Solana Rocket: British Virgin Islands
CHUNG Wai Shing: Hong Kong, China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Solana Rocket held 3,887,319 shares of Common Stock, certain pre-funded warrants to purchase up to 10,936,107 shares of Common Stock, and certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (together, the "Warrants").

The Reporting Persons are prohibited from exercising the Warrants if, as a result of such exercise, the Reporting Persons (together with their affiliates) would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 4,040,871 shares of Common Stock as of September 24, 2025.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 40,295,612 shares of Common Stock outstanding as of September 24, 2025, which is provided by the Issuer to the Reporting Persons, and (ii) 153,552 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket, which reflects the Beneficial Ownership Blocker.
Percent of class: 9.99%.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,040,871
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,040,871

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of September 29, 2025, by and between Solana Rocket Holdings Limited and CHUNG Wai Shing.

## Signatures
- Solana Rocket Holdings Limited: /s/ Cheng Rutang, Cheng Rutang, Director (10/02/2025)
- CHUNG Wai Shing: /s/ CHUNG Wai Shing, CHUNG Wai Shing, Individually (10/02/2025)